SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2007

EKSPORTFINANS ASA

(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑          Form 40 F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

TABLE OF CONTENTS

SIGNATURES
EXHIBIT INDEX

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2007	EKSPORTFINANS ASA
	By:	/s/ TOR F. JOHANSEN
Tor F. Johansen
President and Chief Executive Officer

EXHIBIT INDEX

The following documents (bearing the exhibit numbers listed below) are furnished herewith and are made part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.

1.	Press release dated February 16, 2007	4

This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-112973 and Registration Statement No. 333-124095 and Registration Statement No. 333-137771.

PRESS RELEASE
February 16, 2007
Strong growth in lending volume for Eksportfinans in 2006
Eksportfinans experienced a substantial increase in demand for export credits in 2006. Disbursements related to the officially supported fixed rate financing scheme administered by Eksportfinans on behalf of the Norwegian government doubled during the year. The increase in demand reflects the high activity at Norwegian ship yards, and among manufacturers of equipment for ships and oil & gas projects. Also, in cooperation with banks, Eksportfinans has extended large credits to some of the major Norwegian export companies related to their international operations.
Disbursements of new export related loans increased by 60 per cent in 2006 compared with the previous year. In total, Eksportfinans disbursed NOK 35.9 billion in new loans, compared with NOK 22.4 billion in 2005. Of this, NOK 23.6 billion was related to financing Norwegian export industry and their projects, and NOK 12.3 billion was financing to the Norwegian local government sector. Total lending volume at the end of 2006 was NOK 99.1 billion, an increase of NOK 17.7 billion from 2005.
eFunding
Eksportfinans funds its business by issuing bonds and certificates to a global investor base. Based on solid credit rating, active marketing and a broad product range, the company has in 2006 yet again improved its funding margin.
In June 2006, Eksportfinans launched eFunding, a proprietary web based platform for the pricing, issuance and documentation of structured bond transactions. The purpose of eFunding is to obtain favourable funding terms by simplifying the pricing procedure and automatic processing of the transactions for the users and the arranging banks alike. eFunding makes it possible for banks to issue bonds in the name of the company around-the-clock, including managing data electronically through external sources.
Awards
In January 2007, Eksportfinans was named IFR Borrower of the Year 2006 and Sovereign/Supranational/Agency/Regional Borrower of the Year 2006. These prizes are awarded every year to the most innovative borrowers globally by the internationally renowned finance magazine IFR – International Financing Review.
Results
Net income increased by 90 per cent in 2006 compared to the previous year, and amounted to NOK 243 billion, compared with NOK 128 billion in 2005. The growth was mainly due to an increase in net interest income. The good result gave a return on equity after taxes of 9.4 per cent by the end of 2006, compared with 5.0 per cent in 2005.
Salaries, general administration costs and other operating expenses were reduced from NOK 174 million in 2005 to NOK 162 million in 2006. Net operating costs as a percentage of the average total assets were 0.12 percent in 2006, compared to 0.15 percent in 2005.
The complete 4th quarter report is available on www.eksportfinans.no.
Key figures for Eksportfinans:

Figures in NOK	2006	2005
New export lending	23.6 billion	11.2 billion
New municipal lending	12.3 billion	11.2 billion
New borrowings	56.5 billion	45.1 billion
Total assets	165.2 billion	135.9 billion
Capital adequacy	12.2%	13.1%
Operating result after tax	243 billion	128 billion
Losses on lending	0	0
For more information, please contact:
President and CEO Tor F. Johansen, telephone +47 22 01 22 01, mobile phone+47 95 12 33 95, e-mail tfj@eksportfinans.no or
Head of Communication Elise Lindbæk, telephone +47 22 01 22 64, mobile phone+47 90 51 82 50, e-mail el@eksportfinans.no
Eksportfinans is the Norwegian institute for the financing of exports – the banks’ and the Norwegian state’s joint institution for developing and offering competitive, long-term financing services to the export and municipal sectors. For further information, go to the website www.eksportfinans.no

PRESS RELEASE
Disclaimer: This press release contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements reflect current beliefs and expectations of Eksportfinans about its future results, performance, liquidity, financial condition, prospects and opportunities. These statements are identified by the use of forward-looking terminology, such as “anticipates”, “plans”, “believes”, “could”, “estimates”, “may”, “should”, “expects”, “intends”, “will”, “continue” or their negatives or other similar terms. These forward-looking statements rely on a number of assumptions concerning future events and involve known and unknown risks, uncertainties and other factors, many of which are outside of Eksportfinans’s control, Eksportfinans cautions that forward-looking statements involve risks or uncertainties that could cause Eksportfinans’s actual results to differ materially from those expressed or implied in these forward-looking statements, or could affect the extent to which a particular objective, projection, estimate, or prediction is realized. Actual results, performance or events may differ materially from those in such statements due to, without limitation: changes in the competitive conditions, regulatory environment or political, social or economic conditions in the markets in which we operate; market, foreign exchange rate and interest rate fluctuations; the ability of counterparties to meet their obligations to us; the effects of, and changes in, fiscal, monetary, trade and tax policies; operational factors such as systems failure, human error, or the failure to properly implement procedures; the effects of changes in laws, regulations or accounting policies or practices; further investigation by Eksportfinans or any third party of Eksportfinans’s financial statements and, as a result, any further adjustments Eksportfinans may be required to make; and various other factors beyond our control. For further explanation of the factors that are most applicable to Eksportfinans, see the discussion of risk factors in Eksportfinans’s Annual Report on Form 20-F and the other reports filed by Eksportfinans with the U.S. Securities and Exchange Commission. As a result, undue reliance should not be placed on such statements, and Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.Although reference is made to the corporate website, the website is not incorporated by reference into this press release.